                                Filed by:  DWS RREEF World Real Estate Fund, Inc.
                                Pursuant to Rule 425 Under the Securities Act of 1933
                                Subject Company:  DWS RREEF World Real Estate Fund, Inc.
                                Registration Statement File No. 333-170092

DWS RREEF WORLD REAL ESTATE FUND, INC.
345 Park Avenue
New York, New York 10154

December 30, 2010

Dear Stockholders of DWS RREEF World Real Estate Fund, Inc.:

We are writing to remind you that the Special Meeting of Stockholders of DWS RREEF World Real Estate Fund, Inc. (the “Fund” or “DRP”) is scheduled for Wednesday, January 12, 2011 at 3:00 p.m., Eastern Time, at the offices of Deutsche Investment Management Americas Inc., 345 Park Ave, 24th Floor, New York, NY 10154 (the “Meeting”). Our records indicate that as of November 19, 2010  (the "Record Date" for the Meeting), you held shares of the Fund and, therefore, you are entitled to vote on the matters set forth on the proxy card.

REMEMBER: Your vote is important, no matter how large or small your holdings may be.

Voting promptly will help reduce solicitation costs and will eliminate your receiving follow-up phone calls or mailings. Your vote can be cast quickly and easily by signing, dating and mailing the proxy card in the postage-paid return envelope previously provided to you with proxy materials for the Meeting. You may also be able to vote by telephone or Internet by following instructions on your proxy card.  Stockholders are urged to read the proxy/prospectus for further information concerning the proposal.

If we have not received your proxy as the date of the Meeting approaches, you may receive a call asking you to exercise your right to vote. Georgeson Inc. has been retained by the Fund to make follow-up phone calls to help secure the remaining votes needed for the Meeting.

Thank you in advance for your participation and your consideration in this extremely important matter.

We thank you for your continued support.

Sincerely,

The Board of Directors of DWS RREEF World Real Estate Fund, Inc.

If you have questions or need assistance in voting your shares, please call:

Georgeson Inc.
199 Water Street, 26th Floor
New York, NY 10038
(866) 856-6388 (Toll Free)